Exhibit 99.5

Wipro Limited

Highlights for the Quarter ended June 30, 2026

REVENUE

$2.61 Bn

QoQ Constant Currency	YoY Constant Currency	Operating Margin
↓ 1.2%	↑ 0.9%	16.0%

STRATEGIC MARKET UNITS MIX [Note 1]

35.2%	25.4%	27.2%	12.2%
AMERICAS 1	AMERICAS 2	EUROPE	APMEA

SECTOR MIX

34.1%	18.8%	17.0%	16.1%	14.0%
Banking, Financial Services and Insurance	Consumer	Technology and Communications	Energy, Manufacturing and Resources	Health

TOTAL BOOKINGS: **$3.4 Bn** — ↓ 2.4% QoQ CC

LARGE DEAL TCV: **$1.6 Bn** — ↑ 12.9% QoQ CC

EPS: **₹3.20** — ↓ 4.2% QoQ; ↑ 0.6% YoY

Operating Cash Flow: **$348 Mn**

Operating cash Flow/Net Income: **98.0%**

OUTLOOK

for the Quarter ending September 30, 2026

Revenue from our IT Services business segment to be in the range of $2,574 million to $2,627 million*. This translates to sequential guidance of (-)1.5% to (+)0.5% in constant currency terms.

**Outlook for the Quarter ending September 30, 2026, is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.16, AUD/USD at 0.71, USD/INR at 94.50 and CAD/USD at 0.71*

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
4.4%	14.3%	23.6%

TOTAL HEADCOUNT	243,044	ATTRITION VOL – TTM	13.9%
NET UTILIZATION *EXCLUDING TRAINEES*	83.6%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	59.7%

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Wipro Limited

Results for the Quarter ended June 30, 2026

A IT Services

	FY 26–27	FY 25-26					FY 24-25
	Q1	FY	Q4	Q3	Q2	Q1	FY
IT Services Revenues ($Mn)	2614.5	10,478.1	2651.0	2,635.4	2,604.3	2,587.4	10,511.5
Sequential Growth	-1.4%	-0.3%	0.6%	1.2%	0.7%	-0.3%	-2.7%
Sequential Growth in Constant Currency Note 2	-1.2%	-1.6%	0.2%	1.4%	0.3%	-2.0%	-2.3%
Operating Margin % Note 3	16.0%	17.2%	17.3%	17.6%	16.7%	17.3%	17.1%
Strategic Market Units Mix Note 1							
Americas 1	35.2%	35.6%	35.6%	35.6%	35.6%	35.8%	35.2%
Americas 2	25.4%	26.8%	25.7%	26.6%	27.0%	27.7%	27.1%
Europe	27.2%	26.5%	27.2%	26.7%	26.3%	25.7%	27.1%
APMEA	12.2%	11.1%	11.5%	11.1%	11.1%	10.8%	10.6%
Sectors Mix							
Banking, Financial Services and Insurance	34.1%	34.1%	34.1%	34.6%	34.3%	33.6%	34.3%
Consumer	18.8%	18.4%	18.4%	18.2%	18.2%	18.6%	19.1%
Technology and Communications	17.0%	16.0%	16.8%	16.0%	15.6%	15.5%	15.3%
Energy, Manufacturing and Resources	16.1%	17.0%	16.5%	16.3%	17.4%	17.7%	17.2%
Health	14.0%	14.5%	14.2%	14.9%	14.5%	14.6%	14.1%
Total Bookings							
Total Bookings TCV ($Mn) Note 4	3,370	16,449	3,455	3,335	4,688	4,971	14,315
Large deal TCV ($Mn) Note 5	1,626	7,829	1,440	871	2,853	2,666	5,368
Guidance ($Mn)	2,597-2,651	-	2,635-2,688	2,591-2,644	2,560 - 2,612	2,505 - 2,557	-
Guidance restated based on actual currency realized ($Mn)	2,592-2646	-	2,645-2,698	2,585-2,638	2,570 – 2,622	2,549 – 2,601	-
Revenues performance against guidance ($Mn)	2,614	-	2,651	2,635	2,604	2,587	-

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	FY 26–27	FY 25-26					FY 24-25
	Q1	FY	Q4	Q3	Q2	Q1	FY
Customer size distribution (TTM)							
> $100Mn	16	16	16	16	16	16	17
> $75Mn	32	29	29	31	29	27	28
> $50Mn	45	45	45	45	45	47	44
> $20Mn	110	106	106	103	104	109	111
> $10Mn	184	183	183	177	177	180	181
> $5Mn	287	289	289	281	272	281	289
> $3Mn	394	391	391	390	393	397	398
> $1Mn	714	715	715	722	730	725	716
Revenue from Existing customers %	98.9%	97.3%	94.7%	96.5%	98.6%	99.6%	99.0%
Number of new customers	49	216	30	92	45	49	197
Total Number of active customers	1233	1233	1233	1272	1257	1,266	1,282
Customer Concentration							
Top customer	4.4%	4.6%	4.3%	4.7%	4.8%	4.7%	4.3%
Top 5	14.3%	14.3%	13.8%	14.4%	14.4%	14.7%	14.0%
Top 10	23.6%	23.7%	23.1%	23.7%	24.0%	24.5%	23.3%
% of Revenue							
USD	59%	61%	60%	61%	62%	63%	62%
GBP	12%	11%	12%	11%	11%	10%	10%
EUR	8%	9%	9%	9%	9%	9%	10%
INR	6%	5%	5%	5%	4%	4%	4%
AUD	4%	4%	4%	4%	4%	3%	4%
CAD	2%	3%	3%	3%	3%	3%	3%
Others	9%	7%	7%	7%	7%	8%	7%
Closing Employee Count	243,044	242,156	242,156	242,021	235,492	233,232	233,346
Sales & Support Staff (IT Services)	15,100	14,574	14,574	14,663	14,863	15,131	15,230
Utilization Note 6							
Net Utilization (Excluding Trainees)	83.6%	84.5%	83.5%	83.1%	86.4%	85.0%	85.6%
Attrition							
Voluntary TTM (IT Services excl. BPS)	13.9%	13.8%	13.8%	14.2%	14.9%	15.1%	15.0%
BPS % — Post Training Quarterly	9.9%	8.6%	9.7%	8.5%	8.2%	8.2%	7.8%
Revenue Mix Note 6							
Revenue from FPP	53.6%	54.3%	55.6%	55.1%	53.0%	53.5%	56.6%
Offshore Revenue — % of Services	59.7%	61.1%	62.8%	61.6%	60.2%	59.8%	60.1%

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B Growth Metrics

for the Quarter ended June 30, 2026 Note 2

	Q1'27 Reported QoQ%	Q1'27 Reported YoY%	Q1'27 CC QoQ%	Q1'27 CC YoY%
IT Services	-1.4%	1.0%	-1.2%	0.9%
Strategic Market Units Note 1				
Americas 1	-2.4%	-0.7%	-2.3%	-0.3%
Americas 2	-2.6%	-7.3%	-2.5%	-7.3%
Europe	-1.3%	6.8%	-0.9%	6.0%
APMEA	4.4%	14.3%	4.4%	13.5%
Sectors				
Banking, Financial Services and Insurance	-1.5%	2.4%	-1.2%	2.6%
Consumer	0.4%	2.0%	0.7%	1.9%
Technology and Communications	0.1%	10.8%	0.2%	10.8%
Energy, Manufacturing and Resources	-3.7%	-7.9%	-3.6%	-8.9%
Health	-2.5%	-2.8%	-2.6%	-3.0%

Annexure to Datasheet

C Segment-wise breakup of Cost of Revenues, S&M and G&A

Q1 FY26-27 (INR Mn)

Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	173,874	1,023	3	174,900
Selling and marketing expenses	16,468	26	2	16,496
General and administrative expenses	15,000	(29)	(8)	14,963
Total	**205,342**	**1,020**	**(3)**	**206,359**

Note 1: Effective April 1, 2026, the customers across Latin America and Canada are aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, hi-tech sector and airports as a sub-sector for Americas are now subsumed under existing sectors of Americas 1. Prior period comparables are readjusted to reflect this change.

Note 2: Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: IT Services Operating Margin refers to Segment Results total as reflected in IFRS financials

Note 4: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

Note 5: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms

Note 6: IT Services excluding BPS (Business Process Services) and entities which are not integrated in Wipro limited systems at the beginning of current fiscal year.

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